Exhibit 99.(a)(5)(F)

Case 1:99-mc-09999   Document 347   Filed 04/26/17   Page 1 of 17   PageID #: 39123

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE

LOUIS SCARANTINO, On Behalf of Himself	)
and All Others Similarly Situated,	)
)
Plaintiff,	)
	)	Case No. ______________
v.	)
	)	CLASS ACTION
RETAILMENOT, INC., THOMAS BALL,	)
JEFF CROWE, ERIC KORMAN, JULES MALTZ,	)	DEMAND FOR JURY TRIAL
GOKUL RAJARAM, GREG SANTORA,	)
BRIAN SHARPLES, TAMAR YEHOSHUA,	)
COTTER CUNNINGHAM, HARLAND	)
CLARKE HOLDINGS CORP., and R	)
ACQUISITION SUB, INC.,	)
)
Defendants.	)

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.          This action stems from a proposed transaction announced on April 10, 2017 (the “Proposed Transaction”), pursuant to which RetailMeNot, Inc. (“RetailMeNot” or the “Company”) will be acquired by Harland Clarke Holdings Corp. (“Parent”) and its wholly-owned subsidiary, R Acquisition Sub, Inc. (“Merger Sub,” and together with Parent, “Harland Clarke”).

2.          On April 10, 2017, RetailMeNot’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Harland Clarke commenced a

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tender offer, currently set to expire on May 22, 2017, and stockholders of RetailMeNot will receive $11.60 per share in cash.

3.          On April 24, 2017, defendants filed a Solicitation/Recommendation Statement (the “Solicitation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.

4.          The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Solicitation Statement.

JURISDICTION AND VENUE

5.          This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(e), 14(d), and 20(a) of the 1934 Act and Rule 14a-9.

6.          This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.          Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8.          Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of RetailMeNot common stock.

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9.          Defendant RetailMeNot is a Delaware corporation and maintains its principal executive offices at 301 Congress Avenue, Suite 700, Austin, Texas 78701. RetailMeNot’s common stock is traded on the Nasdaq GS under the ticker symbol “SALE.”

10.        Defendant Thomas Ball (“Ball”) is a director of RetailMeNot. According to the Company’s website, Ball is Chair of the Compensation Committee and a member of the Nominating and Governance Committee.

11.        Defendant Jeff Crowe (“Crowe”) is a director of RetailMeNot. According to the Company’s website, Crowe is a member of the Audit Committee.

12.        Defendant Eric Korman (“Korman”) is a director of RetailMeNot. According to the Company’s website, Korman is a member of the Nominating and Governance Committee.

13.        Defendant Jules Maltz (“Maltz”) is a director of RetailMeNot. According to the Company’s website, Maltz is Chair of the Nominating and Governance Committee and a member of the Audit Committee.

14.        Defendant Gokul Rajaram (“Rajaram”) is a director of RetailMeNot. According to the Company’s website, Rajaram is a member of the Compensation Committee.

15.        Defendant Greg Santora (“Santora”) has served as a director of RetailMeNot since May 2013. According to the Company’s website, Santora is Chair of the Audit Committee.

16.        Defendant Brian Sharples (“Sharples”) is a director of RetailMeNot. According to the Company’s website, Sharples is a member of the Compensation Committee.

17.        Defendant Tamar Yehoshua (“Yehoshua”) is a director of RetailMeNot.

18.        Defendant Cotter Cunningham (“Cunningham”) is a director, Chief Executive Officer (“CEO”), and Chairman of the Board of RetailMeNot.

19.        The defendants identified in paragraphs 10 through 18 are collectively referred to

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herein as the “Individual Defendants.”

20.         Defendant Parent is a Delaware corporation and a party to the Merger Agreement. Parent is a wholly-owned subsidiary of MacAndrews & Forbes Incorporated and owner of Valassis.

21.        Defendant Merger Sub is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement.

CLASS ACTION ALLEGATIONS

22.        Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of RetailMeNot (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

23.        This action is properly maintainable as a class action.

24.        The Class is so numerous that joinder of all members is impracticable. As of April 6, 2017, there were approximately 48,304,216 shares of RetailMeNot common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

25.        Questions of law and fact are common to the Class, including, among others: (i) whether defendants violated the 1934 Act; and (ii) whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

26.        Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the

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Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

27.        The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

28.        Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

29.         RetailMeNot is a leading savings destination that connects consumers with retailers, restaurants, and brands, both online and in store. The Company enables consumers to find hundreds of thousands of digital offers to save money while they shop or dine out.

30.        The RetailMeNot portfolio of websites and mobile applications includes RetailMeNot.com in the United States; RetailMeNot.ca in Canada; VoucherCodes.co.uk in the United Kingdom; ma-reduc.com and Poulpeo.com in France; and GiftCardZen.com and Deals2Buy.com in North America.

31.        On February 14, 2017, RetailMeNot issued a press release wherein it reported its financial results for the fourth quarter and fiscal year ended December 31, 2016. For the fourth quarter of 2016, in-store and advertising net revenues were up 23%, and mobile online

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transaction net revenues were up 8%, compared to the fourth quarter of 2015. For the full year 2016, in-store and advertising net revenues were up 29%, and mobile online transaction net revenues were up 11%, compared to the full year 2015. Additionally, mobile visits increased to 298.3 million, and consolidated net revenues grew 13% to $280.4 million. With respect to the financial results, Individual Defendant Cunningham, Chairman of the Board and CEO of the Company, commented: “During 2016 we continued to make strides toward our long-term goal of becoming a leading savings destination for consumers.” Cunningham concluded: “[W]e closed out the fourth quarter on a positive note and believe we are well positioned to capitalize on our initiatives in 2017 and beyond.”

32.        Nevertheless, the Board caused the Company to enter into the Merger Agreement, pursuant to which the Company will be acquired by Harland Clarke for inadequate consideration.

33.        To the detriment of the Company’s stockholders, the terms of the Merger Agreement substantially favor Harland Clarke and are calculated to unreasonably dissuade potential suitors from making competing offers.

34.        The Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “no solicitation” provision in the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 5.3(a) of the Merger Agreement states:

(a) From and after the Agreement Date, until the earlier of the Effective Time and the date on which this Agreement is terminated pursuant to Section 7.1, the Company shall not, and shall cause the Company Subsidiaries not to, and it shall cause its and their respective Representatives not to, directly or indirectly through another Person, solicit, initiate or knowingly assist, participate, facilitate or encourage any Acquisition Proposal or proposal or inquiry that constitutes, or

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would reasonably be expected to lead to, an Acquisition Proposal, or, subject to Section 5.3(b), (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of the Company Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of the Company Subsidiaries to or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Acquisition Proposal, (ii) (A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of the Company Subsidiaries (other than provisions in such obligations expressly prohibiting the communication of confidential proposals to the Company Board) or (B) approve any transaction under, or any third party becoming an “interested stockholder” under Section 203 of the DGCL, (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations under this Agreement, or (iv) resolve, propose or agree to do any of the foregoing. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by any Company Subsidiary or Representatives of the Company or any of the Company Subsidiaries shall be deemed to be a breach of this Section 5.3(a) by the Company. The Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to immediately cease and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, with any third party conducted with respect to any Acquisition Proposal and shall request and, if necessary, enforce any rights to require, any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of the Company Subsidiaries that was furnished by or on behalf of the Company and the Company Subsidiaries to return or destroy (and confirm destruction of) all such information.

35.        Further, the Company must promptly advise Harland Clarke of any proposals or inquiries received from other parties. Section 5.3(b) of the Merger Agreement states, in relevant part:

The Company shall promptly advise Parent in writing, in no event later than 24 hours after receipt of any Acquisition Proposal, and shall indicate the identity of the Person making such Acquisition Proposal and its ultimate parent entity, the terms and conditions of any proposal or offer, the nature of any inquiries or contacts, and all written materials relating to such Acquisition Proposal, and shall inform Parent within 24 hours of any proposed change(s) to the price or other material terms thereof affecting the status of any such Acquisition Proposal.

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36.         Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants Harland Clarke a “matching right” with respect to any “Superior Proposal” made to the Company.  Sections 5.3(c) and (d) of the Merger Agreement provide, in relevant part:

[T]he Company Board may, at any time prior to the Acceptance Time, take any of the actions set forth in Section 5.3(c)(i) and Section 5.3(c)(ii) below (provided, however, that prior to taking any such action, the Company complies with Section 5.3(d) of this Agreement):

(ii) effect a Change in Company Board Recommendation in response to an Acquisition Proposal if (A) the Company Board concludes in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law, (B) the Company Board concludes in good faith, after consultation with the Company’s financial advisor and outside counsel, that the Acquisition Proposal constitutes a Superior Proposal and (C) prior to effecting such Change in Company Board Recommendation, the Company complies with Section 5.3(d) of this Agreement.

(d) Notwithstanding anything to the contrary set forth in Section 5.3(c), the Company shall not be entitled to make a Change in Company Board Recommendation unless: (A) the Company shall have first provided prompt prior written notice, and in any event at least four Business Days prior to making a Change in Company Board Recommendation (the “Notice Period”) to Parent of its intention to make a Change in Company Board Recommendation (a “Recommendation Change Notice”), which notice shall, if the basis for the proposed action by the Company Board is not related to a Superior Proposal, contain a description of the Intervening Event giving rise to such proposed action or, if the basis for the proposed action by the Company Board is a Superior Proposal contain a description of the material terms and conditions of the Superior Proposal forming the basis for the proposed action by the Company Board, including the most current version of the agreement with respect to such Superior Proposal (which description and summary shall be updated on a prompt basis) in the form to be entered into and the identity of the third party making the Superior Proposal (it being understood and agreed that the delivery of any such notice shall not, in and of itself, be deemed to be a Change in Company Board Recommendation); (B) the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, permit Parent to make proposals to the Company Board regarding amendments to the terms and conditions of this

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Agreement, and negotiate in good faith with Parent with respect thereto, so that such Acquisition Proposal ceases to constitute a Superior Proposal or the Intervening Event no longer forms the basis for the Company Board to effect a Change in Company Board Recommendation, if Parent, in its discretion, proposes to make such amendments (it being understood and agreed (x) that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal including any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least two Business Days remains in the Notice Period subsequent to the time the Company notifies Parent of any such material revision and (y) that there may be multiple extensions of the Notice Period) and (C) Parent does not make, within the Notice Period, a proposal that is determined by the Company Board (after consultation with the Company’s financial advisor and outside counsel), to cause the Intervening Event to no longer form the basis for the Company Board to effect a Change in Company Board Recommendation or cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as applicable.

37.        Further locking up control of the Company in favor of Harland Clarke, the Merger Agreement provides for a “termination fee” of $18 million, payable by the Company to Harland Clarke if the Individual Defendants cause the Company to terminate the Merger Agreement.

38.        By agreeing to the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

39.        The consideration to be paid to plaintiff and the Class in the Proposed Transaction is inadequate because, among other things, the intrinsic value of the Company is materially in excess of the amount offered in the Proposed Transaction.

40.        Accordingly, the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

The Solicitation Statement Omits Material Information, Rendering It False and Misleading

41.        Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction.

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42.        The Solicitation Statement omits material information regarding the Proposed Transaction, which renders the Solicitation Statement false and misleading.

43.        First, the Solicitation Statement omits material information regarding the Company’s financial projections and the financial analyses performed by the Company’s financial advisor, Qatalyst Partners LP (“Qatalyst”).

44.        With respect to the Company’s financial projections, the Solicitation Statement fails to disclose: (i) unlevered free cash flow and its constituent line items; (ii) net income; (iii) depreciation; (iv) amortization of intangible assets; (v) stock-based compensation expense; (vi) third party acquisition-related costs; (vii) operating expenses; (viii) net interest expense; (ix) non-operating income and expenses; (x) taxes; (xi) capitalized internally developed software and website development costs; and (xii) a reconciliation of all non-GAAP to GAAP metrics.

45.        With respect to Qatalyst’s Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) the estimated future unlevered free cash flows of the Company used by Qatalyst in its analysis; (ii) the constituent line items used in calculating unlevered free cash flow, including cash taxes, capital expenditures, payments for businesses acquired and investment in working capital from Adjusted EBITDA; (iii) the estimated terminal value of the Company; (iv) Qatalyst’s basis for using a range of fully diluted enterprise value to next-twelve-months Modified Adjusted EBITDA multiples of 5.0x to 8.0x; (v) cash and cash equivalents as of March 31, 2017 as provided by the Company’s management; (vi) the face value of the outstanding debt of the Company as of March 31, 2017 as provided by the Company’s management; and (vii) management’s basis for projecting a dilution factor of approximately 17%.

46.        With respect to Qatalyst’s Selected  Companies  Analysis, the Solicitation

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Statement fails to disclose the individual multiples and financial metrics for the companies observed by Qatalyst in its analysis.

47.        With respect to Qatalyst’s Selected Transactions Analysis, the Solicitation Statement fails to disclose the individual multiples and financial metrics for the transactions observed by Qatalyst in its analysis.

48.        The Solicitation Statement also fails to disclose whether Qatalyst valued any synergies or incorporated the value of any synergies into its valuation analyses and, if so, the Solicitation Statement fails to quantify these synergies. If Qatalyst did not, the Solicitation Statement should provide stockholders with an explanation for Qatalyst’s failure to do so. Notably, the Solicitation Statement indicates that, in selling the Company, the Board directed Qatalyst and the Company to focus their “attention on parties with the financial capability and business synergies to maximize value in a potential transaction.” Further, in the press release issued by Harland Clarke announcing the Proposed Transaction, Parent’s CEO, Victor Nichols (“Nichols”), stated: “RetailMeNot provides a new global digital channel to distribute our clients’ offers that perfectly complements Valassis’ current digital, mobile, mail and other print networks.”

49.        The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. Moreover, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

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50.         The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following sections of the Solicitation Statement: (i) “Background of the Offer”; (ii) “Reasons for the Recommendation of the Board”; (iii) “Opinion of Qatalyst”; and (iv) “Financial Projections.”

51.         Second, the Solicitation Statement omits material information regarding potential conflicts of interest of the Company’s officers and directors.

52.         Specifically, the Solicitation Statement fails to disclose the timing and nature of all communications regarding future employment and/or directorship of RetailMeNot’s officers and directors, including who participated in all such communications.

53.         Notably, in the press release issued by Harland Clarke announcing the Proposed Transaction, Parent’s CEO, Nichols, stated: “We are thrilled that we will be working with RetailMeNot’s outstanding Austin based team and look forward to continuing to grow our business together.” Further, in that same press release, RetailMeNot’s CEO, Individual Defendant Cunningham, stated: “I am confident in the future of RetailMeNot in its partnership with Valassis and look forward to working closely with the combined team to ensure together we become the premier savings destination.”

54.         Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

55.         The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following sections of the Solicitation Statement: (i)

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“Employment Arrangements with Parent”; (ii) “Reasons for the Recommendation of the Board”; and (iii) “Background of the Offer.”

56.        The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to RetailMeNot’s stockholders.

COUNT I

(Claim for Violation of Section 14(e) of the 1934 Act Against Defendants)

57.        Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

58.        Section 14(e) of the 1934 Act states, in relevant part, that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

59.        Defendants disseminated the misleading Solicitation Statement, which contained statements that, in violation of Section 14(e) of the 1934 Act, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not misleading.

60.        The Solicitation Statement was prepared, reviewed, and/or disseminated by defendants.

61.        The Solicitation Statement misrepresented and/or omitted material facts in connection with the Proposed Transaction as set forth above.

62.        By virtue of their positions within the Company and/or roles in the process and the preparation of the Solicitation Statement, defendants were aware of this information and their duty to disclose this information in the Solicitation Statement.

63.        The omissions in the Solicitation Statement are material in that a reasonable shareholder will consider them important in deciding whether to tender their shares in connection

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with the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available.

64.        Defendants knowingly or with deliberate recklessness omitted the material information identified above in the Solicitation Statement, causing statements therein to be materially incomplete and misleading.

65.        By reason of the foregoing, defendants violated Section 14(e) of the 1934 Act.

66.        Because of the false and misleading statements in the Solicitation Statement, plaintiff and the Class are threatened with irreparable harm.

67.        Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Claim for Violation of 14(d) of the 1934 Act Against Defendants)

68.        Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

69.        Section 14(d)(4) of the 1934 Act states:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

70.        Rule 14d-9(d) states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

Item 8 requires that directors must “furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.”

71.        The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it

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omits the material facts set forth above, which renders the Solicitation Statement false and/or misleading.

72.         Defendants knowingly or with deliberate recklessness omitted the material information set forth above, causing statements therein to be materially incomplete and misleading.

73.        The omissions in the Solicitation Statement are material to plaintiff and the Class, and they will be deprived of their entitlement to make a fully informed decision with respect to the Proposed Transaction if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

74.        Plaintiff and the Class have no adequate remedy at law.

COUNT III

(Claim for Violation of Section 20(a) of the 1934 Act
Against the Individual Defendants and Harland Clarke)

75.        Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

76.        The Individual Defendants and Harland Clarke acted as controlling persons of RetailMeNot within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of RetailMeNot and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

77.         Each of the Individual Defendants and Harland Clarke was provided with or had unlimited access to copies of the Solicitation Statement alleged by plaintiff to be misleading

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prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

78.        In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Solicitation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly connected with and involved in the making of the Solicitation Statement.

79.        Harland Clarke also had direct supervisory control over the composition of the Solicitation Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Solicitation Statement.

80.        By virtue of the foregoing, the Individual Defendants and Harland Clarke violated Section 20(a) of the 1934 Act.

81.        As set forth above, the Individual Defendants and Harland Clarke had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act.

82.        As a direct and proximate result of defendants’ conduct, plaintiff and the Class are threatened with irreparable harm.

83.         Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

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A.          Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B.          In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C.          Directing the Individual Defendants to file a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D.          Declaring that defendants violated Sections 14(e), 14(d), and 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E.          Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.          Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: April 26, 2017		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
OF COUNSEL:		Telephone: (302) 295-5310
Facsimile: (302) 654-7530
RM LAW, P.C.		Email: sdr@rl-legal.com
Richard A. Maniskas		Email: bdl@rl-legal.com
1055 Westlakes Drive, Suite 3112		Email: gms@rl-legal.com
Berwyn, PA 19312
Telephone: (484) 324-6800		Attorneys for Plaintiff